File No.
82-3881

TYLER RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:CDNX

04 JAN -2 AM 7:21

04012191

SUPPL

December 23, 2003

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated December 23, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

per D. MacAulay
Barbara O'Neill

dlw 1/22

TYLER RESOURCES INC.

File No. 82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-11

NEWS FOR RELEASE: December 23, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Private Placement Closed

Tyler Resources Inc. ("Tyler") is pleased to announce that it has closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000. Each Unit consists of one common share of Tyler and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004.

The private placement has been placed to investors resident in Alberta and British Columbia and the shares issued are subject to a hold until April 24, 2004. A fee of 3% or $2,250 has been paid on the portion of the private placement not raised from insiders or their business associates.

Proceeds of the financing will be used to conduct an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project located in Chihuahua state, Mexico and for working capital purposes. The airborne survey, the first such survey ever flown over the area, will include magnetics, electromagnetic and radiometrics covering the entire property. The survey's main objective will be to assist in delineating the extent of the Main Zone high grade copper and gold bearing mineralized skarns and related lower grade porphyry intrusions which, although well documented, mapped and sampled at surface over 1,400 meters in strike length, are still open in all directions. The survey is expected to cost a total of approximately CDN$ 115,000-$125,000. Pending receipts of necessary permits and equipment availability, it is anticipated that the airborne survey may be completed as early as January 2004.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-11

NEWS FOR RELEASE: December 23, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Private Placement Closed

Tyler Resources Inc. ("Tyler") is pleased to announce that it has closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000. Each Unit consists of one common share of Tyler and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004.

The private placement has been placed to investors resident in Alberta and British Columbia and the shares issued are subject to a hold until April 24, 2004. A fee of 3% or $2,250 has been paid on the portion of the private placement not raised from insiders or their business associates.

Proceeds of the financing will be used to conduct an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project located in Chihuahua state, Mexico and for working capital purposes. The airborne survey, the first such survey ever flown over the area, will include magnetics, electromagnetic and radiometrics covering the entire property. The survey's main objective will be to assist in delineating the extent of the Main Zone high grade copper and gold bearing mineralized skarns and related lower grade porphyry intrusions which, although well documented, mapped and sampled at surface over 1,400 meters in strike length, are still open in all directions. The survey is expected to cost a total of approximately CDN$ 115,000-$125,000. Pending receipts of necessary permits and equipment availability, it is anticipated that the airborne survey may be completed as early as January 2004.

"Jean Pierre Jutras"

Jean Pierre Jutras
President

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS
12g3-2(b) File No. 82-3881
NEWS RELEASE 03-11

NEWS FOR RELEASE: December 23, 2003

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: www.tylerresources.com

Private Placement Closed

Tyler Resources Inc. ("Tyler") is pleased to announce that it has closed a non-brokered private placement of 2,500,000 Units at $0.06 per Unit for total proceeds of $150,000. Each Unit consists of one common share of Tyler and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase one additional common share at a price of $0.10 per share until December 23, 2004.

The private placement has been placed to investors resident in Alberta and British Columbia and the shares issued are subject to a hold until April 24, 2004. A fee of 3% or $2,250 has been paid on the portion of the private placement not raised from insiders or their business associates.

Proceeds of the financing will be used to conduct an airborne geophysical survey covering the Bahuerachi porphyry copper-gold project located in Chihuahua state, Mexico and for working capital purposes. The airborne survey, the first such survey ever flown over the area, will include magnetics, electromagnetic and radiometrics covering the entire property. The survey's main objective will be to assist in delineating the extent of the Main Zone high grade copper and gold bearing mineralized skarns and related lower grade porphyry intrusions which, although well documented, mapped and sampled at surface over 1,400 meters in strike length, are still open in all directions. The survey is expected to cost a total of approximately CDN$ 115,000-$125,000. Pending receipts of necessary permits and equipment availability, it is anticipated that the airborne survey may be completed as early as January 2004.

"Jean Pierre Jutras"

Jean Pierre Jutras
President